TRANSGLOBE ENERGY CORPORATION ACQUIRES EPEDECO’S WEST BAKR
CONCESSION AGREEMENT IN EGYPT

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 28, 2011 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) today announces the signing of a Sale and Purchase Agreement (“SPA”) to acquire a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt (“Egypt”) from The Egyptian Petroleum Development Co. Ltd. (of Japan) subject to the approval of the Egyptian Government and customary closing conditions. All dollar values are expressed in United States dollars unless otherwise stated.

The transaction highlights include:

$60 million all-cash deal, effective July 1, 2010, with operatorship of three fields with 28 producing wells; funded through working capital and existing credit facility;
Immediately accretive to funds flow from operations and net income;
100% working interest in production and reserves:
⇒ 4,000 barrels of oil per day (“Bopd”); 7.4 million barrels (“MMBbl”) Proved reserves; 8.8 MMBbl Proved plus Probable reserves;
Transaction metrics are approximately $15,000 per producing barrel of oil for the assets, or $6.82 per Proved plus Probable barrel of oil;
45.2 square kilometres (11,600 acres) in two development leases;
Located immediately adjacent to TransGlobe’s existing West Gharib development leases;
Integration opportunities with the TransGlobe West Gharib operations;
Numerous development optimization projects identified; and
A map showing the purchased acreage can be found on TransGlobe’s web site http://www.trans- globe.com/operations/egypt/west-bakr.

West Bakr, Egypt (100% operated working interest)

TransGlobe West Bakr Inc. (“TGWB”), a wholly owned subsidiary of TransGlobe Energy Corporation, has entered into a SPA to acquire all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) for $60 million plus or minus adjustments, effective July 1, 2010 subject to approval from the Egyptian Government. EPEDECO holds a 100% working interest in the West Bakr Production Sharing Concession (“PSC”). EPEDECO is the operator of the West Bakr Concession through its joint venture operating company (West Bakr Petroleum Company). Subject to Government approval, TGWB will assume operatorship of the West Bakr Concession agreement.

The West Bakr PSC is located onshore in the western Gulf of Suez rift basin of Egypt adjacent to TransGlobe’s West Gharib Concession. The two West Bakr development leases encompass 45.2 square kilometres (approximately 11,600 acres) and are valid until 2020 with an optional five-year extension to 2025. Modern 3-D seismic covers the development leases. Current gross oil production from the three producing fields is approximately 4,000 Bopd (approximately 1,140 net Bopd after the production sharing split with the Government of Egypt). There are three oil fields on the lands with cumulative production of approximately 50 MMBbl. The Company’s independent reserve evaluator (DeGolyer and MacNaughton Canada Limited) assigned remaining Proved reserves of 7.4 MMBbl and Proved plus Probable reserves of 8.8 MMBbl, effective July 1, 2010. The Company has identified a number of optimization/development projects and drilling opportunities that could increase production and recoverable reserves.

The produced oil ranges from 17° to 20° API and is pipeline connected to the Ras Gharib terminal on the coast, which is the same export terminal that West Gharib production is currently trucked to. The West Bakr blend has historically received Brent minus 25% pricing.

The West Bakr Concession production sharing terms are as follows: cost oil of 30%, production sharing of 15% to the Contractor and 85% to the Government, excess cost oil goes 100% to the Government, capital investments are amortized over five years and operating expenses are amortized in the quarter incurred. All Government royalties and taxes are paid out of the Government’s share of production sharing oil.

TransGlobe intends to fund the acquisition with working capital and existing credit facility. Closing is subject to customary due diligence, closing conditions and Government approval.

TransGlobe expects to close the acquisition shortly after receiving the necessary Government approvals. TransGlobe cannot make assurances that it will successfully close the subject transaction.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com

Web site: http://www.trans-globe.com